

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2021

Phillip Kirkland
Chief Executive Officer
PK Kirk Inc.
2324 L Street Suite 408
Sacramento, California 95816

> **Re: PK Kirk Inc.**
> **Amended Offering Statement on Form 1-A**
> **Filed March 18, 2021**
> **File No. 024-11436**

Dear Mr. Kirkland:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2021 letter.

Form 1-A/A filed March 18, 2021

Item 4. Dilution, page 9

1. Please tell us why you present a minimum offering dilution calculation based upon the sale of 5,000,000 shares in this offering. Additionally, please revise the "as adjusted net tangible book value per share after this offering" in the table on page 9 to reflect $0.03 per share.

Item 9 Management's Discussion and Analysis, page 15

2. We note your response to comment 3 but are unable to locate revised disclosure. Please revise accordingly.

Exhibits

3.  We note that the subscription agreement contains a waiver of jury trial provision. Please revise your offering statement to describe the jury trial waiver, including how it will impact your investors. Please also clarify any questions as to enforceability under federal and state law, whether the provision applies to claims under the federal securities laws, and whether it applies to claims other than in connection with this offering. To the extent the provision applies to federal securities law claims, please revise the disclosure and the agreement to state that by agreeing to each such provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder; and clarify whether purchasers of interests in a secondary transaction would be subject to the provisions.

4.  We reissue comment 8 in part. Please refile Exhibits 6.1-6.4 as they are not in readable format.

    You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact James Lopez at 202-551-3536 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Kaliah Kirkland